Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2016

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserves Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2016 were as follows:

	Canada			United States			Total
	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2014	65,709	14,995	69,362	94,869	—	173,339	160,578	14,995	242,701
Revisions of previous estimates	(17,060)	(2,128)	(3,611)	(7,005)	—	(8,028)	(24,065)	(2,128)	(11,639)
Improved recovery	549	—	12	—	—	—	549	—	12
Purchases	788	—	—	—	—	—	788	—	—
Extensions and discoveries	628	—	2,460	12,620	—	24,457	13,248	—	26,917
Production	(10,419)	(811)	(12,640)	(8,471)	—	(13,701)	(18,890)	(811)	(26,341)
Sales of minerals in place	(920)	—	—	—	—	—	(920)	—	—
December 31, 2015	39,275	12,056	55,583	92,013	—	176,067	131,288	12,056	231,650
Revisions of previous estimates	(14,723)	(5,743)	31,357	(13,650)	—	(36,237)	(28,373)	(5,743)	(4,880)
Improved recovery	198	—	1	—	—	—	198	—	1
Purchases	22	—	—	—	—	—	22	—	—
Extensions and discoveries	33	—	53	14,727	—	27,018	14,760	—	27,071
Production	(7,453)	(555)	(13,070)	(7,553)	—	(13,810)	(15,006)	(555)	(26,880)
Sales of minerals in place	(670)	—	(1,850)	(313)	—	(224)	(983)	—	(2,074)
December 31, 2016	16,682	5,758	72,074	85,224	—	152,814	101,906	5,758	224,888
Net proved developed reserves
End of year 2014	40,931	8,157	48,321	32,227	—	50,768	73,158	8,157	99,089
End of year 2015	26,449	7,422	37,264	31,790	—	58,498	58,239	7,422	95,762
End of year 2016	15,103	880	33,120	31,374	—	60,009	46,477	880	93,129

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2016

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures”, and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluators, Sproule Unconventional Limited and Ryder Scott Company, L.P. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2016 and 2015.

	Commodity Pricing
	2016	2015
WTI crude (US$/bbl)	$42.75	$50.28
Canadian Light Sweet (Cdn$/bbl)	$52.08	$58.81
Western Canadian Select (WCS)(1) (Cdn$/bbl)	$38.13	$46.83
AECO-C spot price (Cdn$/mmbtu)	$2.17	$2.68
Henry Hub (US$/mmbtu)	$2.55	$2.59
Exchange rate (US$/Cdn$)	0.7350	0.7870
(1) Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2016	2015	2016	2015	2016	2015
Future cash inflows	$625,763	$1,764,415	$3,823,293	$4,534,031	$4,449,056	$6,298,446
Future production costs	(356,876)	(949,459)	(1,444,893)	(1,495,597)	(1,801,769)	(2,445,056)
Future development costs	(119,549)	(275,877)	(1,250,620)	(1,400,851)	(1,370,169)	(1,676,728)
Future income taxes	—	—	(17,018)	(12,147)	(17,018)	(12,147)
Future net cash flows	149,338	539,079	1,110,762	1,625,436	1,260,100	2,164,515
Deduct: 10% annual discount factor	(35,103)	(142,292)	(558,359)	(770,705)	(593,462)	(912,997)
Standardized measure	$114,235	$396,787	$552,403	$854,731	$666,638	$1,251,518

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2016

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2016 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$396,787	$854,731	$1,251,518
Sales, net of production costs	(110,048)	(241,604)	(351,652)
Net change in prices and production costs related to future production	(175,100)	(269,064)	(444,164)
Changes in previously estimated production costs incurred during the period	105,521	126,736	232,257
Development costs incurred during the period	21,184	198,912	220,096
Extensions, discoveries and improved recovery, net of related costs	1,260	63,327	64,587
Revisions of previous quantity estimates	(139,081)	(248,444)	(387,525)
Sales of reserves in place	(13,501)	(3,445)	(16,946)
Purchases of reserves in place	263	—	263
Accretion of discount	27,039	71,191	98,230
Net change in income taxes	—	63	63
Balance, end of year	$114,324	$552,403	$666,727

As at December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,917,817	$2,195,351	$4,113,168
Sales, net of production costs	(215,008)	(316,975)	(531,983)
Net change in prices and production costs related to future production	(1,301,100)	(2,643,661)	(3,944,761)
Changes in previously estimated production costs incurred during the period	350,453	339,085	689,538
Development costs incurred during the period	66,888	449,789	516,677
Extensions, discoveries and improved recovery, net of related costs	12,799	156,004	168,803
Revisions of previous quantity estimates	(882,249)	144,663	(737,586)
Sales of reserves in place	(12,765)	—	(12,765)
Purchases of reserves in place	2,701	—	2,701
Accretion of discount	167,972	218,267	386,239
Net change in income taxes	289,278	312,209	601,487
Balance, end of year	$396,786	$854,732	$1,251,518

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2016 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,446,133	$4,317,904	$7,764,037
Unproved properties	118,224	190,238	308,462
Total capital costs	3,564,357	4,508,142	8,072,499
Accumulated depletion and depreciation	(1,991,842)	(1,620,026)	(3,611,868)
Net capitalized costs	$1,572,515	$2,888,116	$4,460,631

As at December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,436,374	$4,147,907	$7,584,281
Unproved properties	119,520	459,449	578,969
Total capital costs	3,555,894	4,607,356	8,163,250
Accumulated depletion and depreciation	(1,564,255)	(1,345,851)	(2,910,106)
Net capitalized costs	$1,991,639	$3,261,505	$5,253,144

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2016

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2016 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$54	$—	$54
Unproved properties	102	—	102
Property dispositions	(9,039)	(54,237)	(63,276)
Development costs(1)	21,184	198,910	220,094
Exploration costs (2)	4,689	—	4,689
Total	$16,990	$144,673	$161,663

For year ended December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$420	$132	$552
Unproved properties	1,813	—	1,813
Property dispositions	(592)	(125)	(717)
Development costs(1)	66,888	449,789	516,677
Exploration costs (2)	4,362	—	4,362
Total	$72,891	$449,796	$522,687
(1) Development and facilities capital expenditures.
(2) Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2016 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$261,912	$340,067	$601,979
Less:
Operating costs, production and mineral taxes	142,242	98,463	240,705
Transportation and blending expense	37,879	—	37,879
Depreciation and depletion	214,747	293,562	508,309
Operating income	(132,956)	(51,958)	(184,914)
Income taxes	(6,886)	(1,156)	(8,042)
Results of operations (1)	$(126,070)	$(50,802)	$(176,872)
Depletion rate per net boe	21.08	29.79	25.36

For year ended December 31, 2015 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$453,781	$426,218	$879,999
Less:
Operating costs, production and mineral taxes	210,945	109,242	320,187
Transportation and blending expense	80,957	—	80,957
Depreciation and depletion	284,011	377,847	661,858
Operating income	(122,132)	(60,871)	(183,003)
Income taxes	6,961	1,946	8,907
Results of operations (1)	$(129,093)	$(62,817)	$(191,910)
Depletion rate per net boe	21.30	35.13	27.47
(1) Excludes corporate overhead and interest costs.

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